Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Commission File No.: 333-191628

Date: January 22, 2014

Advertisement

This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the U.K. prospectus published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K. prospectus are available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor/shareownersservices.

Excerpts from Q4 2013 Verizon Earnings Conference Call

January 21, 2014

Michael Stefanski – Verizon Communications Inc. – Senior Vice President, Investor Relations

For the fourth quarter we reported earnings of $1.76 per share on a GAAP basis. This includes several significant non-operational items that I would like to highlight. The largest item is a pretax gain of $6 billion related to the year-end mark-to-market adjustment of pension and OPEB liabilities.

This favorable accounting adjustment is primarily non-cash and is caused by an increase in the discount rate, changes in actuarial assumptions, and a greater-than-projected return on plan assets. On an after-tax basis this gain amounted to $3.7 billion or $1.29 per share.

Partially offsetting this favorable item were pretax charges of $865 million related to the transaction to acquire Vodafone’s 45% stake in Verizon Wireless. These transaction costs include net incremental interest expense of $616 million related to the debt raise in connection with the acquisition and a bridge financing and other costs of $249 million. On an after-tax basis these transaction charges totaled $540 million or $0.19 per share.

Fran Shammo – Verizon Communications Inc. – Executive Vice President and Chief Financial Officer

2013 was a great year for Verizon from both a strategic and financial perspective. Of course, the big strategic milestone was in our agreement to purchase Vodafone’s 45% stake in Verizon Wireless, which will give us sole ownership of the best asset in the global wireless industry.

We have all the necessary financing in place. The special shareholder meetings for both companies are scheduled for one week from today on January 28 and a closing is planned for February 21. As we have stated, the transaction will be accretive to earnings per share by about 10% on day one. Full ownership will also provide access to all the cash flows and give us greater flexibility to develop converged solutions – without any integration and due diligence risks.

Our strategy is to build upon the foundation and strength of our network assets as the platforms for the future growth and innovation. To that end, we are extremely well positioned in the center of the trends that are driving growth in our industry: mobility, broadband, video, cloud services, and security. Sole ownership of Verizon Wireless, along with our portfolio of other assets, will enable us to better leverage our capabilities across the entire business.

[…]

The strength of our financial position enabled us to raise a record-setting amount of capital in the debt markets last September. We ended the year with total debt of $93.6 million, with all the permanent financing in place related to the pending Vodafone transaction.

[…]

Fran Shammo – Verizon Communications Inc. – Executive Vice President and Chief Financial Officer

[…] As far as the Edge program, […] I’m not going to give guidance, John, on where our upgrade rate will be in 2014. As I said, I will give more guidance here once we close the Vodafone transaction. We have a shareholder vote here in a week, so I think it would put us in a very peculiar situation to give further guidance at this point in time.

Michael Rollins – Citigroup – Analyst

[C]an you talk about the total amount of cost cutting that the Verizon Wireless business achieved during 2013 that contributed to the margin expansion you flagged in [the past of the] different initiatives that you were working on.

I was also wondering if you could share your aspirations in terms of the cost-cutting potential for 2014. Thanks.

Fran Shammo – Verizon Communications Inc. – Executive Vice President and Chief Financial Officer

[…] As far as the cost-cutting side goes, look, coming into 2013 we said that Verizon Wireless had already cut about $5 billion worth of cost out of their infrastructure. We said that we are targeting them for another $2 billion in 2013. They actually exceeded that benchmark in 2013.

And, again, I am going to hold on 2014 here and I will give you more guidance when we get to the end of the first quarter. And, again, it is all around our shareholder vote and the acquisition of the Vodafone transaction.

David Barden – BofA Merrill Lynch – Analyst

[I]f I could just follow up on something you guys talked about on the Verizon Vodafone transaction. I think, Fran, you had some estimates about what you thought the flowback was going to be and how it was going to impact trading in your stock. And, obviously, I’m sure there has been a lot of hedging of things that have moved around. If you could maybe give us a little bit of an update on what you think the movement around the stock is going to be around the transaction based on your latest data it would be super helpful. Thanks.

Fran Shammo – Verizon Communications Inc. – Executive Vice President and Chief Financial Officer

[…] On the second question of flowback, look, I think it is getting harder and harder for me to zero in on what the flowback is given what the market has done and the short positions and everybody positioning where they are. As we said when we came into this transaction, we thought the net flowback would be around 300 million shares, but keep in mind we will have somewhere between 4.1 billion and 4.2 billion shares outstanding.

So it is a pretty insignificant, minimal amount based on the volume of daily trading that we think we will have. That is really all the thought I can give you on the flowback at this point in time.

Kevin Smithen – Macquarie Research Equities – Analyst

[I]f Wireline is a third of revenue today where would you like to see that in three years?

Fran Shammo – Verizon Communications Inc. – Executive Vice President and Chief Financial Officer

[…] As far as a three-year view, I guess I will talk maybe a little bit more of that when we get to the end of the first quarter call, but again I’m not going to give any more further guidance. Look, I think we are very satisfied with the asset portfolio we have. With the acquisition of Verizon Wireless and owning 100% of that asset, you are going to see us do more things around converged solutions, so the Wireline assets, in my view, will actually become more valuable over the longer term here with our footprint.

Kevin Smithen – Macquarie Research Equities – Analyst

You mentioned the loss of some of the tax credits for bonus depreciation, etc. When you think about your capital budget for the year are you going to continue to spend at the clip you spent last year for Wireless, given some of the spectrum and strong subscriber growth, or are there risks to the CapEx number to fund some of the higher cash taxes that are likely?

Fran Shammo – Verizon Communications Inc. – Executive Vice President and Chief Financial Officer

[…] From a cash tax standpoint, as I said before, obviously our cash taxes will go up with the acquisition of the 44% of Wireless. I have guided for next year when we announced the acquisition that we would be somewhere in 35% to 36% ETR, so I think at this point that is where we will keep it and I will give you more color once we come out of the first quarter.

Forward-Looking Statements

In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to obtain applicable regulatory or shareholder approvals in connection with the Vodafone transaction in a timely manner or at all; failure to satisfy other closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

Additional Information and Where to Find It

Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “prospectus”). Verizon also filed with the SEC a proxy statement with respect to the special meeting of the Verizon shareholders to be held in connection with the proposed transaction (the “proxy statement”). The registration statement on Form S-4 was declared effective by the SEC on December 10, 2013. Verizon mailed the prospectus to certain Vodafone shareholders and the proxy statement to Verizon shareholders on or about December 11, 2013. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.